UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Blue River Bancshares, Inc.
Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

09602P-10-7
(CUSIP Number)

Steve Bechman
Heartland Bancshares, Inc.
420 N. Morton Street
Franklin, Indiana 46131
(317) 738-3915
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:
Mark B. Barnes, Esq.
Ice Miller
One American Square
Box 82001
Indianapolis, Indiana 46282-0200
(317) 236-2100

February 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

SCHEDULE 13D

CUSIP NO. 09602P-10-7

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Heartland Bancshares, Inc. # 35-2016637

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) (B)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED
7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D
FILED BY
HEARTLAND BANCSHARES, INC.

        This Amendment No. 1 to Schedule 13D relates to the prior beneficial ownership of Common Stock of Blue River Bancshares, Inc., an Indiana corporation (the “Issuer” or “Blue River”), by Heartland Bancshares, Inc. (hereinafter also referred to as “Heartland” or the “Reporting Person”) that was reported by Heartland’s Schedule 13D filed on September 10, 2004.

ITEM 4.    PURPOSE OF TRANSACTION.

        On February 10, 2005, Heartland and Blue River canceled the merger agreement between them and the related reciprocal stock options that each had granted to the other in connection therewith. Accordingly, Heartland no longer has the right to acquire any securities of Blue River.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        Heartland ceased to be the beneficial owner of any securities of Blue River effective February 10, 2005 as a result of the termination of its right to acquire Blue River Common Stock under the stock option agreement.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None. The Reporting Person, as a precaution, discloses that a certain confidentiality agreement between Heartland and Blue River and certain shareholders of Blue River that was executed prior to the Merger Agreement remains in place among the parties thereto. Under this confidentiality agreement, the parties are obligated not to acquire voting securities of the other, to make shareholder proposals or to solicit proxies or otherwise to seek to influence control of the other, or to solicit the employment of employees of the other, through April 2007. The Reporting Person disclaims that this agreement is disclosable under Item 6 and accordingly is not filing it as an exhibit hereto, on the basis that the Reporting Person does not beneficially own any securities of Blue River and the agreement therefore does not relate to any of Blue River’s outstanding securities, as contemplated by Item 6.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2005

HEARTLAND BANCSHARES, INC. By: /s/ Steve Bechman Name: Steve Bechman Title: President and Chief Executive Officer